SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Alaska Communications Systems Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

01167P101

(CUSIP number)

Larry Handen	Todd Henigan
MIHI LLC	GCM Grosvenor
125 West 55th Street	767 Fifth Avenue, 14th Floor
New York, NY 10019	New York, NY 10153
(212) 231-1000	(646) 362-3700

With a copy to:

Michael R. Patrone, Esq.

Goodwin Procter LLP

New York Times Building

620 8th Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JUNEAU PARENT CO, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Juneau Parent Co, Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Juneau Parent Co, Inc. disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JUNEAU HOLD CO, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Juneau Hold Co, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Juneau Hold Co, LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MACCAP JUNEAU HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Maccap Juneau Holdings, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Maccap Juneau Holdings, LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LIF JUNEAU HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by LIF Juneau Holdings, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and LIF Juneau Holdings, LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MIHI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by MIHI LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and MIHI LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MACQUARIE GROUP LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Macquarie Group Limited as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Macquarie Group Limited disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LABOR IMPACT FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Labor Impact Fund, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Labor Impact Fund, L.P. disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GCM INVESTMENTS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GCM Investments GP, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GCM Investments GP, LLC disclaims such membership.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of common stock, par value $.01 per share (the “Shares”), of Alaska Communications Systems Group, Inc., a Delaware corporation (the “Issuer”). Parent (as defined below) is filing this Schedule 13D in connection with the consummation of the transactions contemplated by the Amended and Restated Agreement and Plan of Merger and Reorganization, dated December 10, 2020, by and between the Issuer, Juneau Parent Co, Inc., a Delaware corporation (“Parent”) and Juneau Merger Sub, Inc. (“Merger Sub”) (as amended, the “Merger Agreement”, and the transactions contemplated therein, the “Merger”), whereby each Share of the Issuer will be converted at the effective time into the right to receive $3.26 in cash (the “Merger Consideration”) as provided in the Merger Agreement, and because the Macquarie Entities and the GCM Entities may be deemed to be part of a “group” as that term is defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Reporting Persons (as defined below) disclaims the existence of a “group” as between the Macquarie Entities and the GCM Entities, and disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of any securities held directly by the other Reporting Persons. This report shall not be deemed to be an admission that any of the Reporting Persons are a “group” for purposes of Rule 13d-5.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Parent;

(ii)	Juneau Hold Co, LLC, Delaware limited liability company (“Holdco”), which is the sole parent company of Parent;

(iii)

MacCap Juneau Holdings, LLC, a Delaware limited liability company (“Macquarie Co-Investor”), which is a 50% owner of Holdco and LIF Juneau Holdings, LLC, a Delaware limited liability company, which is a 50% owner of Holdco (“GCM Co-Investor” and together with Macquarie Co-Investor, collectively, the “Co-Investors”);

(iv)

MIHI LLC, a Delaware limited liability company (“MIHI”), the sole member of Macquarie Co-Investor and Macquarie Group Limited, a Corporation organized under the laws of Australia, the indirect owner of 100% of the equity interests of MIHI (“Macquarie” and together with MIHI and Macquarie Co-Investor, the “Macquarie Entities”); and

(v)

GCM Investments GP, LLC (“GCM Investments”), which is the general partner of Labor Impact Fund, L.P. a Delaware partnership (“Labor Impact Fund” and together with GCM Investments and GCM Co-Investor, the “GCM Entities”), and Labor Impact Fund, the sole member of GCM Co-Investor.

Parent, Holdco, the Macquarie Entities and the GCM Entities are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of Parent and Macquarie Co-Investor were formed in connection with the Merger Agreement and Merger. The principal business of MIHI is to manage investments. The principal business of Macquarie is providing banking, financial, advisory, investment and funds management services. The GCM Entities are principally engaged in the business of investing in securities. The business address and principal executive offices of Parent, Holdco, Macquarie Co-Investor and MIHI are 125 W 55th Street, New York, NY 10019. The business address and principal executive offices of Macquarie is 50 Martin Place, Sydney, NSW, C3, 2000, Australia. The business address and principal executive offices of the GCM Entities is 767 5th Avenue, 14th Floor, New York, NY 10153 and 900 North Michigan Ave, Suite 1100, Chicago, Illinois 60611.

The Shares to which this Schedule 13D relates are owned directly by Parent.

Item 2 (d) – (f). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive of Parent is set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Holdco is set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Macquarie Co-Investor, which exercises the authority of Parent in managing Macquarie Co-Investor, are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MIHI, which exercises the authority of Macquarie Co-Investor in managing MIHI, are set forth in Schedule III-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Macquarie, which exercises the authority of MIHI or in managing Macquarie, are set forth in Schedule III-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GCM Investments, which exercises the authority of GCM Co-Investor as the general partner of Labor Impact Fund, the sole member of GCM Co-Investor, are set forth in Schedule III-C hereto and are incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement in connection with this Schedule 13D, a copy of which is attached as Exhibit 7.01 hereto.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 10, 2020, Parent and Merger Sub and the Issuer entered into the Merger Agreement which is described in Item 4 below. Parent and Merger Sub were formed by the Macquarie Entities and GCM Entities for the purpose of entering into the Merger Agreement. The aggregate amount required by Parent to pay the Merger Consideration, refinance certain of the Issuer’s existing indebtedness, and pay related expenses in connection with the transactions contemplated by the Merger Agreement (the “Transactions”), is approximately $325 million. The proceeds to pay such amount will be obtained by Parent and Merger Sub from equity contributions by the Macquarie Entities and GCM Entities and debt financing (each as disclosed below).

Parent and Merger Sub secured committed financing, consisting of a combination of (i) equity financing (the “Equity Financing”) to be provided by an affiliate of MIHI and Labor Impact Fund (together, the “Equity Investors”), which have each agreed to capitalize Parent, subject to the terms and conditions set forth in equity commitment letters with respect to the Merger and (ii) debt financing (the “Debt Financing”) to be provided by ING Bank, Société Générale, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A., subject to the terms and conditions set forth in the debt financing commitment letter with respect to the Merger (the “Debt Commitment Letter”). The Equity Financing and the Debt Financing, in the aggregate, will be sufficient for Parent, Merger Sub and the Issuer to pay the amounts required to be paid in connection with the Merger and the other transactions contemplated by the Merger Agreement. The Merger is not subject to a financing condition. The Equity Investors have also entered into limited guarantees with the Company to guarantee Parent’s obligation to pay the Parent Termination Fee (as defined in the Merger Agreement) and certain indemnity and recovery costs.

The foregoing description of the Debt Commitment Letter in this Item 3 is not intended to be complete and is qualified in its entirety by references to Exhibits 7.02, 7.03 and 7.04, which is incorporated by reference in their entirety.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The purpose of the Transactions is to acquire all of the outstanding Shares pursuant Merger Agreement. Under the Merger Agreement, subject to the satisfaction or waiver of the conditions as set forth therein, at the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger, and all of the outstanding Shares (other than shares (i) held by the Company as treasury stock, (ii) owned by Parent, Merger Sub or any subsidiary of the Company, or (iii) held by stockholders who have demanded appraisal for such shares in accordance with Delaware law) will be automatically cancelled and converted into the right to receive $3.26 per share in cash, without interest. The consummation of the Merger is subject to (i) the approval of the Merger by the Company’s stockholders, (ii) the absence of certain legal impediments, (iii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the CFIUS Approval (as defined in the Merger Agreement) from the interagency Committee on Foreign Investment in the United States having been obtained and (v) the consents from the Federal Communications Commissions and certain public utilities commissions and other localities having been obtained.

Voting Agreement

In addition, certain stockholders of the Issuer, Parent and Issuer entered into a voting agreement dated November 3, 2020 (the “Voting Agreement”). The Voting Agreement was entered into in connection with the announcement of the Merger Agreement, but the covenants of which were not binding until the start of the no-shop period in the Merger Agreement.

Pursuant to the Voting Agreement, a certain stockholder of the Issuer has agreed, among other things, to vote or cause to be voted any issued and outstanding Shares beneficially owned by stockholders, or that may otherwise become beneficially owned by the stockholders, during the term of the Voting Agreement, (1) in favor of adopting and approving the Merger Agreement and the transactions contemplated thereby, (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement or of the stockholders contained in the Voting Agreement, and (3) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreement.

The stockholder’s agreements and obligations under the Voting Agreement commence from and after the start of the no-shop period under the Merger Agreement, and the Voting Agreement will automatically terminate upon the earliest of (1) the vote of stockholders on the Merger, (2) any termination of the Merger Agreement, (3) any change in recommendation by the Board of Directors of the Issuer and (4) the date that is 14 months after the signing of the Merger Agreement.

The foregoing descriptions of the Voting Agreement and Merger Agreement in this Item 4 are not intended to be complete and are qualified in their entirety by references to Exhibits 7.04 and 7.05, respectively, which are incorporated by reference in their entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a)–(b)

As of December 10, 2020, Parent had sole voting and dispositive power with respect to 0 Shares, respectively, representing approximately 0%, of the 53,822,535 Shares outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020 (determined in accordance with Rule 13d-3 of the Exchange Act) (the “Total Outstanding Shares”).

As of December 10, 2020, Holdco, as sole owner of Parent, may be deemed to have sole voting and dispositive power with respect to all 0 Shares beneficially owned Parent, representing approximately 0% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

(c) No Reporting Person has entered into any transactions in the Shares within the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	Joint Letter Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 7.2	Debt Commitment Letter, dated November 3, 2020, by and among Parent and certain lenders named therein.

Exhibit 7.3	Agreement and Plan of Merger, dated December 10, 2020, by and among the Company, Parent and Merger Sub (incorporated by reference Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer on December 10, 2020).

Exhibit 7.4	Form of Equity Commitment Letter.

Exhibit 7.5	Voting Agreement, dated November 3, 2020, by and between Parent and TAR Holdings LLC.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2020

JUNEAU PARENT CO, INC.

By:	/s/ Larry Handen
Name: Larry Handen
Title: President

By:	/s/ Matthew Rinklin
Name: Matthew Rinklin
Title: Vice President

MACCAP JUNEAU HOLDINGS, LLC, member of JUNEAU HOLD CO, LLC

By:	/s/ Larry Handen
Name: Larry Handen
Title: President

By:	/s/ Robinson Kupchack
Name: Robinson Kupchack
Title: Vice President

LIF JUNEAU HOLDINGS, LLC, member of JUNEAU HOLD CO, LLC

By: Labor Impact Fund, L.P., its sole member
By: GCM Investments GP, LLC, its general partner

By:	/s/ Todd Henigan
Name: Todd Henigan
Title: Authorized Signatory

MACQUARIE GROUP LIMITED

By:	/s/ Charles Glorioso
Name: Charles Glorioso
Title: Authorized Signatory

By:	/s/ Paul Peduto
Name: Paul Peduto
Title: Authorized Signatory

MIHI LLC

Sole Member and Managing Member of MACCAP JUNEAU HOLDINGS, LLC

By	/s/ Larry Handen
Name: Larry Handen
Title: President

By	/s/ Tobias Bachteler
Name: Tobias Bachteler
Title: Vice President
LABOR IMPACT FUND, L.P. Sole Member of LIF JUNEAU HOLDINGS, LLC By: GCM Investments GP, LLC, its general partner

By:	/s/ Todd Henigan
Name: Todd Henigan Title: Authorized Signatory
GCM INVESTMENTS GP, LLC General Partner of LABOR IMPACT FUND, L.P., sole member of LIF JUNEAU HOLDINGS, LLC

By:	/s/ Todd Henigan
Name: Todd Henigan Title: Authorized Signatory

Schedule I

The name, position and present principal occupation of each executive officer and director of Parent are set forth below is 125 W 55th Street, New York, NY 10019, except as follows: The business address of each of Matthew Rinklin and James DiMola is 767 5th Avenue, 14th Floor, New York, NY 10153, and the business address of Michael Rendina is 900 North Michigan Ave, Suite 1100, Chicago, Illinois 60611.

Name	Position	Present Principal Occupation
Larry Handen	President, Director	Senior Managing Director, Head of North American Private Equity Investing, Macquarie Capital
Robinson Kupchak	Vice President, Director	Senior Managing Director, Head of Americas Infrastructure and Energy, Macquarie Capital
Andrew Ancone	Secretary, Director	Managing Director, Macquarie Capital
Matthew Rinklin	Vice President, Director	Managing Director, GCM Grosvenor
James DiMola	Director	Principal, GCM Grosvenor
Michael Rendina	Director	Executive Director, GCM Grosvenor

Schedule II-A

The name, position and present principal occupation of each executive officer and manager of Hold Co are set forth below is 125 W 55th Street, New York, NY 10019, except as follows: The business address of each of Matthew Rinklin and James DiMola is 767 5th Avenue, 14th Floor, New York, NY 10153, and the business address of Michael Rendina is 900 North Michigan Ave, Suite 1100, Chicago, Illinois 60611.

Name	Position	Present Principal Occupation
Larry Handen	President, Manager	Senior Managing Director, Head of North American Private Equity Investing, Macquarie Capital
Robinson Kupchak	Vice President, Manager	Senior Managing Director, Head of Americas Infrastructure and Energy, Macquarie Capital
Andrew Ancone	Secretary, Manager	Managing Director, Macquarie Capital
Matthew Rinklin	Vice President, Manager	Managing Director, GCM Grosvenor
James DiMola	Manager	Principal, GCM Grosvenor
Michael Rendina	Manager	Executive Director, GCM Grosvenor

Schedule II-B

The name, position and present principal occupation of each executive officer of Macquarie Co-Investor are set forth below is 125 W 55th Street, New York, NY 10019.

Name	Position	Present Principal Occupation
Larry Handen	President	Senior Managing Director, Head of North American Private Equity Investing, Macquarie Capital
Robinson Kupchack	Vice President	Senior Managing Director, Head of Americas Infrastructure and Energy, Macquarie Capital
Andrew Ancone	Vice President	Managing Director, Macquarie Capital

Schedule III-A

The name, position and present principal occupation of each executive officer of MIHI are set forth below is 125 W 55th Street, L-22, New York, NY 10019.

Name	Position	Present Principal Occupation
Larry Handen	President	Senior Managing Director, Head of North American Private Equity Investing, Macquarie Capital
Tobias Bachteler	Vice President	Managing Director, COO and Head of Strategy for ACS, Macquarie Capital
Jared Doskow	Vice President	Managing Director, Macquarie Capital

Schedule III-B

The name, position and present principal occupation of each executive officer and director of Macquarie are set forth below is 50 Martin Place Sydney, NSW, C3, 2000 Australia.

Name	Position	Present Principal Occupation
Diane Grady	Non-executive Director	N/A
Shemara Wikramanayake	Executive Director	Chief Executive Officer
Peter Warne	Non-executive Director & Chairman	N/A
Gordon Cairns	Non-executive Director	N/A
Michael Coleman	Non-executive Director	N/A
Nicola Wakefield Evans	Non-executive Director	N/A
Glenn Stevens	Non-executive Director	N/A
Philip Coffey	Non-executive Director	N/A
Jillian Broadbent	Non-executive Director	N/A
Dennis Leong	Secretary	Company Secretary
Simone Kovacic	Secretary	Company Secretary

Schedule III-C

The name, position and present principal occupation of each executive officer of GCM Investments are set forth below is 900 North Michigan Ave, Suite 1100, Chicago, Illinois 60611.

Name	Position	Present Principal Occupation
Michael J. Sacks	President	Chairman and CEO, GCM Grosvenor
Paul A. Meister	Vice President	Vice Chairman, GCM Grosvenor
Jonathan R. Levin	Vice President	President, GCM Grosvenor
Francis Idehen	Vice President	Managing Director, GCM Grosvenor
Pamela Bentley	Vice President and Treasurer	Managing Director, GCM Grosvenor
Burke J. Montgomery	Vice President and Secretary	Managing Director, GCM Grosvenor